March 23, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Lightbridge Corporation Registration Statement on Form S-3 (No. 333-223674)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-223674) filed with the Securities and Exchange Commission by Lightbridge Corporation (the “Company”) on March 15, 2018. Following a call on March 22, 2018 between the staff of the Securities and Exchange Commission (the “Staff”) and outside counsel to the Company, this letter sets forth the Company’s calculation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company as of March 15, 2018 and the methodology used in determining that value.

General Instruction I.B.1 of Form S-3 provides that Form S-3 may be used for primary offerings by registrants when the aggregate market value of the outstanding voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more. The aggregate market value of the registrant’s outstanding voting and non-voting common equity is calculated by multiplying (i) either the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing, and (ii) the number of shares of voting and non-voting common equity held by non-affiliates. Question 116.06 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations further provides that it is not necessary to calculate the number of shares held by non-affiliates on the same day on which the stock price is determined. Accordingly, the Company may use a stock price from one date within the 60 days before the filing date and the number of shares held by non-affiliates as of a different date within the 60 days before the filing date in determining whether the aggregate market value of its outstanding common equity held by non-affiliates is $75 million or more for purposes of General Instruction I.B.1.

During the 60 days prior to March 15, 2018 (the date of filing the Registration Statement), the highest closing stock price of the Company’s common stock was $3.41 per share, which was the price at which the Company’s common stock was last sold on the Nasdaq Capital Market on January 25, 2018. While the Company calculated the aggregate market value of its shares held by non-affiliates by reference to that closing price, the Company notes that the average of the last bid and asked prices for its common stock on January 25, 2018 was slightly higher at $3.43 per share.

As of the date of filing the Registration Statement, there were 23,644,655 shares of the Company’s common stock outstanding (which number is disclosed on page 10 of the Registration Statement), of which 210,613 shares were held by affiliates and 23,434,042 shares were held by non-affiliates. Attached as Appendix 1 to this letter is a schedule detailing the number of shares held by affiliates as of March 15, 2018.

Based on a price of $3.41 per share on January 25, 2018 and 23,434,042 shares held by non-affiliates as of March 15, 2018, the Company determined that, on the date it filed the Registration Statement, the aggregate market value of the outstanding voting and non-voting common equity held by non-affiliates, calculated in accordance with General Instruction I.B.1 of Form S-3 and the Staff’s guidance thereupon, was $79.9 million. Accordingly, the Company determined that it satisfied the requirements for primary offerings pursuant to General Instruction I.B.1.

11710 PLAZA AMERICA DRIVE, SUITE 2000, RESTON, VA 20190 TELEPHONE (571) 730-1200

NASDAQ - LTBR

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (571) 730-1200 or David Crandall of Hogan Lovells US LLP at (303) 454-2449. Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Seth Grae
Seth Grae
President and Chief Executive Officer

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Appendix 1

Affiliate Ownership as of March 15, 2018

Name of Affiliate	Title	Shares Held
Seth Grae	President and CEO; Director	122,814
Thomas Graham, Jr.	Chairman of the Board	26,728
Xingping Hou(1)	Co-Chairman of the Board	0
Linda Zwobota	CFO	10,832
Andrey Mushakov	Executive Vice President	35,484
Daniel Magraw	Director	10,181
Victor Alessi	Director	3,310
Kathleen Kennedy Townsend	Director	1,264
Total		210,613

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(1)	Includes any shares held by General International Holdings, Inc., an entity controlled by Mr. Hou.

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